UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 20 September, 2010

ASX & MEDIA RELEASE
20 SEPTMEBER, 2010

NOVOGEN APPOINTS THREE NEW DIRECTORS

Sydney, Australia - Pharmaceutical development company, Novogen Limited (ASX: NRT, NASDAQ: NVGN), has appointed three new Directors.

Of the three Directors, two are based in the United States and one in Australia, with their backgrounds encompassing investment and corporate finance.

Novogen Chairman, Mr Philip Johnston, said the appointments were in line with a commitment to broaden contributions at Board level to provide fresh perspectives on developing the Company’s direction.

“We feel our new Board appointments will bring together a variety of commercial expertise that will have a positive influence on the evolution of Novogen’s strategy,” Mr Johnston said.

The new appointments are Mr Ross Youngman, Mr Peter White and Mr Josiah T Austin and brief backgrounds are provided below.

Ross Youngman, B Com, MBA
Chief Executive Officer, Five Oceans Asset Management

Based in Australia, Mr Youngman is co-founder of Five Oceans and has over 25 years' international experience in the finance industry covering stockbroking, financial planning and asset management.  He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia.  Prior positions included Head of Deutsche Asset Management's US mutual fund business and Head of BT Funds Management's US asset management business.  Mr Youngman has an MBA from Columbia Business School, New York and a Bachelor of Commerce from the University of Tasmania.

Peter R White, AB, MBA

Mr White is based in the United States and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US.  He has broad industry experience including technology, media and communications, business services and energy distribution.  Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the US for TD Bank.  Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital and CIT Group.
He was educated at Dartmouth College, A.B. Cum Laude 1977, The Wharton School - University of Pennsylvania, MBA.

Josiah T Austin

Mr Austin is a United States resident and the largest shareholder in Novogen.  He is managing member of El Coronado Holdings, LLC, a privately owned investment holding company, which invests in public and private companies.  He and his family own and operate agricultural properties in the states of Arizona, Montana, and northern Sonora, Mexico through El Coronado Ranch & Cattle Company, LLC and other entities.  Mr Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and is a prior board member of New York Bancorp, Inc., and North Fork Bancorporation.  He became a director of Goodrich Petroleum, Inc., in 2002.

The new Board appointments are effective from Monday 20 September 2010, with the new Directors offering themselves for re-election at Novogen’s Annual General meeting in October.

The composition of Novogen’s Board will continue to be assessed in coming months.

Earlier this month, Novogen reached an agreement in principle with its 71.3 per cent owned US subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL), regarding the sale by Novogen to Marshal Edwards of certain intellectual property in a stock based transaction

About Novogen

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, provides research and development services to its 71.3 per cent owned subsidiary, Marshall Edwards, Inc., in relation to oncology therapeutics and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.